SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2003


                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)


                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F |X|        Form 40-F |_|


      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes |_|              No |X|


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.


Form 6-K: Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of March 31, 2003 and for the three months ended March 31, 2003 and 2002

2.    Interim Financial Report

3.    Exhibits

      a.    Press release dated April 30, 2003
      b.    Press release dated May 12, 2003

                           Forward-Looking Statements

      Certain statements in this Report on Form 6-K are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

      o     general economic and business conditions;

      o     a challenge to our U.S. tax status;

      o     industry capacity and trends;

      o     competition;

      o     the loss of major clients;

      o     changes in demand for our services;

      o changes in business strategy or development plans and the ability to implement such strategies and plans;

      o changes in the laws and/or regulatory circumstances in the United States, Bermuda, Europe or other jurisdictions;

      o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

      o quality of management and the ability to attract and retain qualified personnel;

      o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors and legislative, regulatory, judicial and governmental authorities; and

      o     availability, terms and deployment of capital.

      Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                            W.P. Stewart & Co., Ltd.
            Condensed Consolidated Statements of Financial Condition


                                                                                                       March 31,     December 31,
                                                                                                         2003              2002
                                                                                                    -------------    -------------
                                                                                                     (unaudited)

                                                  Assets:
Cash and cash equivalents                                                                           $  35,830,995    $  34,426,192
Fees receivable                                                                                         2,959,503        2,634,631
Receivable from broker-dealer                                                                             708,047          866,462
Investments in unconsolidated affiliates (net of accumulated amortization of $185,337 and
  $164,744 at March 31, 2003 and December 31, 2002, respectively)                                       3,967,175        3,983,259
Receivables from affiliates, net                                                                          803,520          684,810
Investments, available for sale [primarily municipal securities] (cost $8,740,666 and $8,892,529
  at March 31, 2003 and December 31, 2002, respectively)                                                8,537,005        8,769,788
Investment in aircraft (net of accumulated depreciation of $15,938,863 and $15,437,634
  at March 31, 2003 and December 31, 2002, respectively)                                                6,512,612        7,013,841
Goodwill                                                                                                5,631,797        5,631,797
Intangible assets (net of accumulated amortization of $9,807,925 and $8,590,080
  at March 31, 2003 and and December 31, 2002, respectively)                                           69,465,947       60,669,624
Furniture, equipment and leasehold improvements (net of accumulated depreciation and
  amortization of $3,625,851 and $3,401,457 at March 31, 2003 and December 31, 2002, respectively)      3,867,652        4,089,795
Interest receivable on shareholders' notes                                                                258,793          297,006
Income taxes receivable                                                                                 2,760,883        3,214,280
Other assets                                                                                            2,266,156        2,697,322
                                                                                                    -------------    -------------

                                                                                                    $ 143,570,085    $ 134,978,807
                                                                                                    =============    =============


                                   Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                                                                     $  17,356,209    $  17,511,376
  Employee compensation and benefits payable                                                            1,017,469        1,016,970
  Fees payable                                                                                          1,223,512        1,103,030
  Professional fees payable                                                                             3,218,464        2,606,981
  Accrued expenses and other liabilities                                                                4,757,656        4,510,103
                                                                                                    -------------    -------------
                                                                                                       27,573,310       26,748,460
                                                                                                    -------------    -------------

Minority Interest                                                                                         155,999          165,132
                                                                                                    -------------    -------------

Shareholders' Equity:
  Common shares, $0.001 par value (125,000,000 shares authorized, 46,139,216 and  46,179,822
        shares issued and outstanding at March 31, 2003 and December 31, 2002, respectively)               46,139           46,180
  Additional paid-in-capital                                                                           81,574,881       78,673,127
  Contingently returnable shares (325,600 and 975,766 shares at March 31, 2003 and
        December 31, 2002, respectively)                                                               (7,247,856)     (14,263,158)
  Accumulated other comprehensive income                                                                 (142,029)          34,576
  Retained earnings                                                                                    53,623,856       57,129,989
                                                                                                    -------------    -------------
                                                                                                      127,854,991      121,620,714

Less: notes receivable for common shares                                                              (12,014,215)     (13,555,499)
                                                                                                    -------------    -------------

                                                                                                      115,840,776      108,065,215
                                                                                                    -------------    -------------

                                                                                                    $ 143,570,085    $ 134,978,807
                                                                                                    =============    =============

The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statement of Operations
               For the Three Months Ended March 31, 2003 and 2002


                                               2003               2002
                                            -----------        -----------

Revenue:
  Fees                                      $23,275,148        $28,286,263
  Commissions                                 5,901,074          8,002,814
  Interest and other                            565,359          1,057,853
                                            -----------        -----------

                                             29,741,581         37,346,930
                                            -----------        -----------


Expenses:
  Employee compensation and benefits          6,354,285          6,538,967
  Fees paid out                               1,368,899          2,055,460
  Commissions, clearance and trading          1,201,559          1,589,140
  Research and administration                 3,724,619          3,113,035
  Marketing                                   1,169,107            939,454
  Depreciation and amortization               1,964,067          1,948,313
  Other operating                             2,581,671          1,940,147
                                            -----------        -----------
                                             18,364,207         18,124,516
                                            -----------        -----------

Income before taxes                          11,377,374         19,222,414

Provision for taxes                           1,137,737          1,922,241
                                            -----------        -----------

Net income                                  $10,239,637        $17,300,173
                                            ===========        ===========

Earnings per share:

Basic earnings per share                    $      0.23        $      0.39
                                            ===========        ===========

Diluted earnings per share                  $      0.23        $      0.37
                                            ===========        ===========

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Cash Flows
               For the Three Months Ended March 31, 2003 and 2002

                                                                         2003                 2002
                                                                     ------------         ------------
Cash flows from operating activities:
  Net income                                                         $ 10,239,637         $ 17,300,173
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      (Gain)/loss on sale of available for sale securities                (64,413)                --
      Amortization of bond premium                                         79,645                 --
      Depreciation and amortization                                     1,964,067            1,948,313
      Equity in income of unconsolidated affiliates                        (4,509)            (121,974)
      Non-cash compensation                                               100,983              102,686
      Minority interest                                                    (9,133)               4,411
  Changes in operating assets and liabilities:
      Fees receivable                                                    (324,872)            (188,751)
      Receivable from broker-dealer                                       158,415              251,203
      Receivables from affiliates, net                                   (118,710)             (20,541)
      Income taxes receivable                                             453,397              921,145
      Other assets                                                        431,166              429,173
      Employee compensation and benefits payable                              499              481,485
      Fees payable                                                        120,482              594,684
      Income taxes payable                                                   --             (1,078,713)
      Professional fees payable                                           611,483             (230,036)
      Accrued expenses and other liabilities                              247,553             (138,318)
                                                                     ------------         ------------

               Net cash provided by operating activities               13,885,690           20,254,940
                                                                     ------------         ------------

Cash flows (used for) investing activities:
  Proceeds from sale of available for sale securities                     869,413                 --
  Purchase of available for sale securities                              (719,738)                --
  Cash dividends paid on shares subject to repurchase                     (97,680)            (341,570)
  Purchase of furniture, equipment and leasehold improvements              (2,253)            (270,258)
                                                                     ------------         ------------

               Net cash (used for) investing activities                    49,742             (611,828)
                                                                     ------------         ------------

Cash flows (used for) financing activities:
  Payments on loans payable                                              (155,167)            (142,971)
  Repurchase of common shares                                            (100,460)
  Proceeds from notes receivable for common shares                      1,541,284            2,698,404
  Interest receivable on shareholders' notes                               38,213              (70,149)
  Dividends to shareholders                                           (13,745,770)         (14,007,991)
                                                                     ------------         ------------

               Net cash (used for) financing activities               (12,421,900)         (11,522,707)

Effect of exchange rate changes in cash                                  (108,729)             (20,532)
                                                                     ------------         ------------

Net increase in cash and cash equivalents                               1,404,803            8,099,873

 Cash and cash equivalents, beginning of year                          34,426,192           62,302,344
                                                                     ------------         ------------

 Cash and cash equivalents, end of year                              $ 35,830,995         $ 70,402,217
                                                                     ============         ============
Supplemental disclosures of cash flows information
  Cash paid during the period for:

               Income taxes                                          $    675,374         $  2,084,394
                                                                     ============         ============
               Interest                                              $    299,557         $    311,753
                                                                     ============         ============

Supplemental Schedule of Non-Cash Investing and Financing Activities:

On January 1, 2003, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. in 1999, ceased to be subject to repurchase, and were recorded with a fair value of $2,333,644, $3,868,800 and $3,714,048, respectively. Additionally, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares which were recorded with a value of $377,650 representing the initial issue price of the shares (see
Note 2). In addition, as discussed in Note 2, on January 1, 2002, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. in 1999, ceased to be subject to repurchase, and were recorded with a fair value of $4,238,882, $5,659,200 and $5,432,832, respectively.

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("U.S.") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a condensed consolidated basis.

These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements in the Annual Report on Form 20-F of the Company for the year ended December 31, 2002. The condensed consolidated financial information as of and for the year ended December 31, 2002 has been derived from audited consolidated financial statements not included herein. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. All material intercompany transactions and balances have been eliminated.

The unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results in the interim periods presented. Interim period operating results for the three months ended March 31, 2003 are not necessarily indicative of results that may be expected for the entire year or any other period.

NOTE 2: BACKGROUND AND ORGANIZATION

For the three months ended March 31, 2003 and 2002, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage.

Business Acquisitions

In 1999 the Company acquired 50% of TPRS Services N.V. ("TPRS") and 100% of NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII"). On December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates and are not replaced.

The recorded purchase price for each acquisition is determined by the sum of:

      1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

      2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

      3.    the cumulative cash dividends paid on shares subject to repurchase.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in capital. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

On January 1, 2003, in accordance with the 1999 TPRS, NSMM and FLII acquisition agreements, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed. Accordingly, the shareholders' equity account "contingently returnable shares" was relieved of $6,637,652 and additional paid-in-capital was credited with $3,278,840, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly. Additionally, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares. Accordingly, the shareholders' equity account contingently returnable shares, was relieved of $377,650, which represents the initial issue price of the shares.

The following table shows information for each acquisition as of and for the three months ended March 31, 2003.

                                                          Cash
                                                        Dividends
                                                         Paid on                     Intangible
               Aggregate   Shares Not   Contingently   Contingently     Purchase    Amortization
               Number of   Subject to    Returnable     Returnable       Price        for the
 Acquisition     Shares    Repurchase      Shares         Shares       Allocation      Period
 -----------   ---------   ----------   ------------    -----------   -----------    -----------
TPRS           1,966,000    1,640,400      325,600       $97,680      $35,810,188    $  543,469
NSMM             863,831      863,831          --            --        17,042,406       238,460
FLII           1,200,000    1,200,000          --            --        23,703,088       384,070
               ---------    ---------      -------       -------      -----------    ----------
               4,029,831    3,704,231      325,600       $97,680      $76,555,682    $1,165,999
               =========    =========      =======       =======      ===========    ==========

The following table shows information for each acquisition as of and for the year ended December 31, 2002.

                                                           Cash
                                                         Dividends
                                                          Paid on
                Aggregate   Shares Not   Contingently  Contingently    Purchase     Intangible
                Number of   Subject to    Returnable    Returnable      Price      Amortization
 Acquisition      Shares    Repurchase      Shares        Shares      Allocation   for the Year
 -----------   ---------   ----------   ------------    -----------   -----------    -----------
TPRS            1,966,000   1,410,000      556,000      $  764,881   $31,998,460     $1,815,314
NSMM              898,831     719,065      179,766         215,719    14,708,762        807,986
FLII            1,200,000     960,000      240,000         288,000    19,834,288      1,294,479
               ----------   ---------      -------      ----------   -----------     ----------
                4,064,831    3,089,065     975,766      $1,268,600   $66,541,510     $3,917,779
                =========    =========     =======      ==========   ===========     ==========

NOTE 3: EARNINGS PER SHARE

                                                  Three Months Ended March 31,
                                                 -------------------------------
                                                     2003               2002
                                                 -----------        -----------
Basic Earnings Per Share:
Net income                                       $10,239,637        $17,300,173
                                                 ===========        ===========
Weighted average basic shares outstanding         43,986,968         44,087,433
                                                 -----------        -----------
Net income per share                             $      0.23        $      0.39
                                                 ===========        ===========

Diluted Earnings Per Share:
Net income                                       $10,239,637        $17,300,173
                                                 ===========        ===========
Weighted average basic shares outstanding         43,986,968         44,087,433
Add:  Unvested shares, contingently
      returnable shares and unvested
      options                                        953,184          3,046,181
                                                 -----------        -----------

Weighted average diluted shares outstanding       44,940,152         47,133,614
                                                 -----------        -----------
Net income per share                             $      0.23        $      0.37
                                                 ===========        ===========

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and unvested employee options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options issued to employees of the Company or its affiliates using the treasury stock method.

On March 31, 2003 and 2002, respectively, 46,139,216 and 47,831,864 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 1,829,402 and 2,605,864 of these shares were unvested and held by the Company's or affiliates' employees on March 31, 2003 and 2002, respectively.

NOTE 4: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                      2003             2002
                                                  ------------     ------------

Net income                                        $ 10,239,637     $ 17,300,173
Other comprehensive income, net of tax
    Unrealized (losses)/gains on available
      for sale securities                              (67,876)         112,568
    Foreign currency translation
      adjustment                                      (108,729)         (20,532)
                                                  ------------     ------------
Comprehensive income                              $ 10,063,032     $ 17,392,209
                                                  ============     ============

NOTE 5: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of approximately $733,639 and $392,455 for the three months ended March 31, 2003 and 2002, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $657,060 and $797,428 for the three months ended March 31, 2003 and 2002, respectively.

In February 1999, the Company entered into an agreement with Shamrock in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft would continue to be available for use in the Company's business. At that time, Shamrock agreed to release WPSI from any and all obligations of approximately $37 million, to participate in the purchase of an additional aircraft, delivery of which was scheduled for 2002. In return, the Company had agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock had agreed not to sell from the time the agreement was made until the aircraft was sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27 million. In May 2002, in exchange for a payment of $100,000, Shamrock released the Company from this indemnity agreement.

A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space, which approximated $46,192 and $36,762 for the three months ended March 31, 2003 and 2002, respectively. These amounts are based upon the actual space utilized in each of those periods.

W.P. Stewart Fund Management Limited ("WPS Dublin") serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $6,522 and $9,028 for the three months ended March 31, 2003 and 2002, respectively. In addition, the Company pays WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $4,162 and $12,231 for the three months ended March 31, 2003 and 2002, respectively.

The Company pays Bowen Asia Limited ("Bowen"), an unconsolidated affiliate of the Company, the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $217,757 and $179,064 for the three months ended March 31, 2003 and 2002, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the three months ended March 31, 2003 and 2002 were $5,250 and $6,804, respectively.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $193,396 and $109,744 for the three months ended March 31, 2003 and 2002, respectively.

The Company pays Appleby, Spurling & Kempe and A.S. & K. Services Ltd., a partner of which in June 2002 became a director of the Company, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $25,062 for the three months ended March 31, 2003.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $1,155,568 and $1,380,316 for the three months ended March 31, 2003 and 2002, respectively.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of the Company's directors is the Chief Executive Officer. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $45,000 for each of the three-month periods ended March 31, 2003 and 2002, respectively.

Included in receivables from affiliates, net, at March 31, 2003 and 2002 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at March 31, 2003 and 2002 are amounts of $626,895 and $979,284, respectively, which were investments in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the three months ended March 31, 2003 and 2002 is rent expense in the amounts of $41,402 and $37,648, respectively, which is paid to a company owned by the former principals of W.P. Stewart Asset Management (Europe) N.V.

NOTE 6: LONG-TERM DEBT

Interest expense on long-term debt totaled $299,557 and $311,753 for the three months ended March 31, 2003 and 2002, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

At March 31, 2003, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe) Ltd.'s landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and is reflected in other assets at March 31, 2003 and 2002.

W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At March 31, 2003, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

NOTE 8: NOTES RECEIVABLE FOR COMMON SHARES

Future minimum payments, expected to be received, on notes receivable for common shares as of March 31, 2003 are as follows:

               2003 (9 months)                  $ 2,268,035
               2004                               2,972,025
               2005                               2,514,995
               2006                               1,815,816
               2007                               1,238,355
               Thereafter (through 2010)          1,204,989
                                                -----------
                                                $12,014,215
                                                ===========

Interest income on all such notes was $171,763 and $493,668 for the three months ended March 31, 2003 and 2002, respectively.

NOTE 9: 2001 EMPLOYEE EQUITY INCENTIVE PLAN

The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan") provides for awards of up to 2,500,000 common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All awards vest and are exercisable in equal annual amounts on each of the first seven anniversaries of the grant dates. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

During the three months ended March 31, 2003, pursuant to the terms of the Plan, 105,447 unexercised options granted in 2001 and 2,500 unexercised options granted in 2002, were forfeited by former employees of the Company.

NOTE 10:  SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair-value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense will be recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation to be recognized under SFAS No. 123 for the year ended December 31, 2003 and beyond is not currently determinable because the number and value of share options to be granted to employees in the future is not yet known. There were no share options granted during the quarter ended March 31, 2003.

Share options granted for all periods prior to December 31, 2002 were accounted for, and will continue to be accounted for, under the intrinsic value-based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for options granted to employees. Therefore, no compensation expense was recognized for those share options that had no intrinsic value on the date of grant.

Had compensation cost for the Company's options been determined based on fair value at the grant dates for all awards under the Plan consistent with the method of SFAS No. 123, the Company's net income and diluted net income per share for the three months ended March 31, 2003 and 2002, would have been the following pro forma amounts:

                                               2003            2002
                                           --------------  --------------

      Net income, as reported              $   10,239,637  $   17,300,173

      Pro forma net income                 $    9,733,970  $   16,916,344
      Earnings Per Share, as
      reported:
           Basic                           $        0.23   $        0.39
           Diluted                         $        0.23   $        0.37
      Pro forma Earnings Per Share:
           Basic                           $        0.22   $        0.38
           Diluted                         $        0.22   $        0.36


NOTE 11:  INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

Income from the Company's operations in the United States and from U.S. subsidiaries of the Company is subject to income taxes imposed by U.S. authorities. In addition, the Company's non-U.S. subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the three months ended March 31, 2003 and 2002 is as follows:

                                        2003              2002
                                     ----------        ----------
            U.S.:
              Federal                $  790,698        $1,123,064
              State and local           345,346           795,176
                                     ----------        ----------
                                      1,136,044         1,918,240
            Other:                        1,693             4,001
                                     ----------        ----------
                                     $1,137,737        $1,922,241
                                     ==========        ==========

NOTE 12: PENSION BENEFITS

Total employer contributions amounted to $610,572 and $506,192 for the three months ended March 31, 2003 and 2002, respectively. Participants are immediately vested in their account balances.

NOTE 13: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                     Fee Revenue
                           ------------------------------
                               2003               2002
                           -----------        -----------
            U.S            $17,503,549        $21,279,104
            Non-U.S          5,771,599          7,007,159
                           -----------        -----------
            Total          $23,275,148        $28,286,263
                           ===========        ===========


NOTE 14: SUBSEQUENT EVENTS

On April 2, 2003, the Company declared a dividend of $0.30 per share to shareholders of record as of April 16, 2003, payable on April 30, 2003 in the aggregate amount of $13,815,708.

                            INTERIM FINANCIAL REPORT

Overview

      W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Significant components of our expenses are variable in nature and may offset fluctuations in revenue.

      Advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

      Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Transaction costs are reviewed quarterly and are competitive.

      Interest and other revenue primarily consists of interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

      We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense for the year ended December 31, 2002 was approximately 24% of adjusted operating profit. It is currently anticipated that compensation expense for the year ending December 31, 2003 will be in the range of approximately 22% to 24%.

      Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

      Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

      Research and administration expenses include research, travel and entertainment, communications, information technology systems support and occupancy.

      Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars and marketing related travel and operational expenses.

      Other operating expenses include professional fees consisting of auditing, tax, legal and consulting fees, charitable contributions and other administration expenses.

      All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

      Operating Results

      Three Months Ended March 31, 2003 as Compared to Three Months Ended March 31, 2002

      Assets Under Management

      Assets under management were approximately $7.3 billion at March 31, 2003, a decrease of approximately $0.4 billion or 5.2% from approximately $7.7 billion at December 31, 2002. Assets under management were approximately $9.5 billion at March 31, 2002, an increase of approximately $0.3 billion or 3.3%, from approximately $9.2 billion at December 31, 2001.

      The following table sets forth the total net flows of assets under management for the three months ended March 31, 2003 and 2002, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                                  (in millions)

                                                         Three Months Ended
                                                            March 31,
                                                        -------------------
                                                         2003          2002
                                                        -----         -----
            Existing Accounts:
              Contributions                             $ 171         $ 219
              Withdrawals                                (176)         (188)
                                                        -----         -----
            Net Flows of Existing Accounts                 (5)           31
                                                        -----         -----
            Publicly Available Funds:
              Contributions                                49            51
              Withdrawals                                 (46)          (17)
            Direct Accounts Opened                        103            73
            Direct Accounts Closed                       (190)         (217)
                                                        -----         -----
            Net New Flows                                 (84)         (110)
                                                        -----         -----
            Net Flows of Assets Under Management        $ (89)        $ (79)
                                                        =====         =====

      Revenues

      Revenues were $29.7 million for the first quarter of 2003, a decrease of $7.6 million or 20.4% from $37.3 million earned for the first quarter of 2002. The changes were due to a $5.0 million or 17.7% decrease in fee revenue, a $2.1 million or 26.3% decrease in commission revenue and a $0.5 million or 46.6% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.22% for the quarter ended March 31, 2003 as compared to 1.23% for the quarter ended March 31, 2002. The decrease was due to a slight change in client account mix due to larger accounts subject to our fee break. The decrease in commission revenue was primarily due to lower levels of trading volume during the first quarter of 2003 as compared with the higher levels of trading volume experienced in the first quarter of 2002. Turnover was lower for the quarter ended March 31, 2003 as compared to the first quarter of 2002. Interest and other revenues decreased $0.5 million primarily due to lower equity income from our unconsolidated affiliates, lower cash balances during the first quarter of 2003 reflecting our share repurchases in 2002, lower interest earned on our cash balances due to prevailing market rates and lower interest earned on shareholders' loan.

      Expenses

      Expenses, excluding income taxes, increased approximately $0.2 million, or 1.3%, to $18.4 million for the first quarter of 2003, from $18.1 million in the same period of the prior year. The increase was due to a change in operating expenses, including an increase of $0.6 million in research and administration due to additional research trips and more client meetings during the quarter, an increase in marketing expenses of $0.2 million, which reflects our ongoing marketing and client servicing initiatives and an increase in other operating expenses of $0.6 million primarily due to higher overall operating expenses and an increase in professional fees. This was partially offset by a decrease of $0.2 million in employee compensation and benefits due to a decrease in adjusted operating profit, and a decrease in variable expenses, including a decrease of $0.7 million in fees paid out to marketers, which are directly related to assets under management of referred accounts and a decrease of $0.4 million in commissions, clearance and trading costs, which vary with account activity.

      Our income tax expense decreased $0.8 million, to $1.1 million, for the first quarter of 2003, from $1.9 million in the same period of the prior year. The effective tax rate was 10% of income before taxes for both periods.

      Net Income

      Net income for the quarter ended March 31, 2003 decreased $7.1 million, or 40.8%, to $10.2 million, from $17.3 million in the first quarter of the prior year as a result of the items described above.

      Inflation

      Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

      Contractual Obligations and Contingent Commitments

      W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable lease agreements and has contingent commitments as disclosed in the notes to the condensed consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of March 31, 2003:

                             Contractual Obligations
                                  (in millions)

                               Remaining 2003   2004-2005   2006-2007   2008-Thereafter   Total
                               --------------   ---------   ---------   ---------------   -----
Long-Term Debt                       $0.5          $1.4        $1.6          $13.9        $17.4
Minimum Rental Commitments           $2.0          $5.5        $5.2          $ 6.7        $19.4


                             Contingent Commitments
                                  (in millions)

                                              Amount of Commitment Expiration Per Period
                                        -------------------------------------------------------
                                        2003    2004-2005   2006-2007   2008-Thereafter   Total
                                        ----    ---------   ---------   ---------------   -----
Commitments under letters of credit(1)   --       $1.2         --             $0.7         $1.9

(1) See Note 7 to the condensed consolidated financial statements for additional information.

      Liquidity and Capital Resources

      Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

      We continually monitor and evaluate the adequacy of the capital maintained for those brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the U.S. Securities and Exchange Commission and the U.K. Financial Services Authority (and the former Investment Management Regulatory Organisation Limited), respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

      In 1998, a limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation is financing the aircraft with 10-year, amortizing loans with fixed rates that range from 6.87% to 7.35%. During 1999, we paid $22.5 million under the purchase agreement, of which General Electric Capital Corporation provided $19.6 million under the loans. A company under common control with Shamrock Aviation, Inc., controlled by certain shareholders of W.P. Stewart & Co., Ltd., operates the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer. We are currently in the process of renegotiating these loans to lower the interest rates.

      We anticipate that our cash flow from operations will be sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

                                    EXHIBITS

      See press release attached hereto dated April 30, 2003 regarding the Company's financial results for the first quarter of 2003.

      See press release attached hereto dated May 12, 2003 regarding the Company's Annual General Meeting of shareholders.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   W.P. STEWART & CO., LTD.



Date: May 15, 2003                 By:/s/ Rocco Macri
                                      -----------------------------------
                                      Name:    Rocco Macri
                                      Title:   Deputy Managing Director -
                                               Chief Financial Officer

W.P. STEWART & CO., LTD.

                                                           Contact: Fred M. Ryan

    W.P. Stewart & Co., Ltd. Reports Net Income for First Quarter 2003 of
                                $10.2 Million

          Diluted Earnings Per Share of $0.23 for the First Quarter

30 April 2003
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $10.2 million, or $0.23 per share (diluted) and $0.23 per share (basic), for the first quarter ended 31 March 2003. This compares with net income in the first quarter of the prior year of $17.3 million or $0.37 per share (diluted) and $0.39 per share (basic).

For the first quarter of 2003 there were 44,940,152 common shares outstanding on a weighted average diluted basis compared to 47,133,614 common shares outstanding for the first quarter of 2002 on the same weighted average diluted basis.

Net income for the quarter ended 31 March 2003 of $10.2 million, adjusted for $1.9 million, representing the add-back of non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis ("cash earnings"), was $12.1 million, or $0.27 per share (diluted). In the same quarter of the prior year, cash earnings were $19.1 million (net income of $17.3 million adjusted for the add-back of $1.8 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax effected basis), or $0.41 per share (diluted).

Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite for the first quarter of 2003 was -2.7% pre-fee and -3.0% post-fee, compared with -3.2% for the S&P 500.


            Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.



W.P. Stewart's five-year performance for the period ended 31 March 2003 averaged -0.7% pre-fee (-1.9% post-fee), compounded annually, compared to -3.8% for the S&P 500.

In each of the one, three, five and ten-year periods ended 31 March 2003, the W.P. Stewart U.S. equity composite has substantially exceeded the performance of the S&P 500.

Assets Under Management

Assets under management at quarter-end were approximately $7.3 billion, compared with approximately $7.7 billion at 31 December 2002, and approximately $9.5 billion at 31 March 2002.

In the quarter, net cash flows of existing accounts were approximately -$5 million, compared with +$34 million and +$31 million in the fourth quarter and in the first quarter of 2002, respectively.

Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were -$84 million for the quarter compared to +$18 million and -$110 million in the fourth quarter and in the first quarter of 2002, respectively.

Total net flows for the quarter ended 31 March 2003 were -$89 million, compared with +$52 million and -$79 million in the fourth quarter and in the first quarter of 2002, respectively.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 28-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.


            Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.


Currently, portfolio earnings growth remains solidly positive and significantly better than that of the S&P Industrials. The Company's research analysts expect portfolio earnings growth to be within the historical range over the next five years.

Revenues and Profitability

Revenues were $29.7 million for the quarter ended 31 March 2003, down 20.4% from $37.3 million for the same quarter 2002.

The average gross management fee was 1.22% for the quarter ended 31 March 2003, compared to 1.23% in the same quarter of the prior year.

Total operating expenses increased 1.3%, to $18.4 million, for the first quarter 2003, from $18.1 million in the same quarter of the prior year.

As previously anticipated, employee compensation remained above our target range of 22-24% of adjusted operating profit in the quarter. Adjustments have been made which lead us to believe that for the entire year compensation will be within our target range.

Pre-tax income, at $11.4 million, was 38.3% of gross revenues for the quarter ended 31 March 2003 compared to $19.2 million or 51.5% of gross revenues in the comparable quarter of the prior year.

The Company's provision for taxes for the quarter ended 31 March 2003 was $1.1 million versus $1.9 million in the comparable quarter of the prior year. The tax rate is 10% of income before taxes for both periods.

Other Events

The Company paid a dividend of $0.30 per common share on 31 January 2003 to shareholders of record as of 17 January 2003, and will pay a dividend of $0.30 per common share on 30 April 2003 to shareholders of record as of 16 April 2003.

Conference Call

            Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.


In conjunction with this first quarter 2003 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Wednesday, 30 April 2003. The conference call will commence promptly at 9:15am (EDT) and will conclude at 9:45am (EDT). Those who are interested in participating in the teleconference should dial 1-888-331-0044 (within the United States) or +203-748-8964 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply log on to the web at the following address:
http://www.firstcallevents.com/service/ajwz378348420gf12.html .

The teleconference will be available for replay from Wednesday, 30 April 2003 at 12:00 noon (EDT) through Thursday, 1 May 2003 at 5:00 p.m. (EDT). To access the replay, please dial 1-800-839-3608 (within the United States) or + 402-220-2971 (outside the United States).

You will be able to access a replay of the Internet broadcast through Wednesday, 7 May 2003, on the Company's website at www.wpstewart.com . The Company will respond to questions submitted by e-mail, following the conference.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .


            Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.


Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                                    # # #



            Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                       For the Three Months Ended                       % Change From
                                           ---------------------------------------------------    -----------------------------
                                           Mar. 31, 2003      Dec. 31, 2002      Mar. 31, 2002    Dec. 31, 2002  Mar. 31, 2002
                                           -------------      -------------      -------------    -------------  --------------

Revenue:
  Fees                                      $23,275,148        $22,439,693        $28,286,263          3.72%         -17.72%
  Commissions                                 5,901,074          5,792,012          8,002,814          1.88%         -26.26%
  Interest and other                            565,359            792,026          1,057,853        -28.62%         -46.56%
                                            -----------        -----------        -----------         -----         -------

                                             29,741,581         29,023,731         37,346,930          2.47%         -20.36%
                                            -----------        -----------        -----------         -----         -------

Expenses:
  Employee compensation and benefits (1)      6,354,285          7,002,492          6,538,967         -9.26%          -2.82%
  Fees paid out                               1,368,899          1,520,950          2,055,460        -10.00%         -33.40%
  Commissions, clearance and trading          1,201,559          1,280,086          1,589,140         -6.13%         -24.39%
  Research and  administration (1)            3,724,619          3,548,317          3,113,035          4.97%          19.65%
  Marketing (1)                               1,169,107          1,210,647            939,454         -3.43%          24.45%
  Depreciation and amortization               1,964,067          2,063,729          1,948,313         -4.83%           0.81%
  Other operating                             2,581,671          2,000,742          1,940,147         29.04%          33.07%
                                            -----------        -----------        -----------         -----         -------
                                             18,364,207         18,626,963         18,124,516         -1.41%           1.32%
                                            -----------        -----------        -----------         -----         -------

Income before taxes                          11,377,374         10,396,768         19,222,414          9.43%         -40.81%

Provision for taxes                           1,137,737          1,045,062          1,922,241          8.87%         -40.81%
                                            -----------        -----------        -----------         -----         -------

Net income                                  $10,239,637        $ 9,351,706        $17,300,173          9.49%         -40.81%
                                            ===========        ===========        ===========         =====         =======

Earnings per share:

Basic earnings per share                    $      0.23        $      0.22        $      0.39          4.55%         -41.03%
                                            ===========        ===========        ===========         =====         =======

Diluted earnings per share                  $      0.23        $      0.21        $      0.37          9.52%         -37.84%
                                            ===========        ===========        ===========         =====         =======


Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*


                                                              (in millions)

                                                         For the Three Months Ended
                                          -------------------------------------------------------
                                          Mar. 31, 2003        Dec. 31, 2002        Mar. 31, 2002
                                          -------------       --------------        -------------
Existing Accounts:
   Contributions                              $ 171               $ 246                 $ 219
   Withdrawals                                 (176)               (212)                 (188)
                                              -----               -----                 -----
Net Flows of Existing Accounts                   (5)                 34                    31
                                              -----               -----                 -----
Publicly Available Funds:
   Contributions                                 49                  71                    51
   Withdrawals                                  (46)                (47)                  (17)
Direct Accounts Opened                          103                  76                    73
Direct Accounts Closed                         (190)                (82)                 (217)
                                              -----               -----                 -----
Net New Flows                                   (84)                 18                  (110)
                                              -----               -----                 -----

Net Flows of Assets Under Management          $ (89)              $  52                 $ (79)
                                              =====               =====                 =====


* The table above sets forth the total net flows of assets under management for the three months ended March 31, 2003, December 31, 2002 and March 31, 2002, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.

W.P. STEWART & CO., LTD.

                                                           Contact: Fred M. Ryan

      W.P. Stewart & Co., Ltd. Holds Annual General Meeting of Shareholders

12 May 2003
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today held its Annual General Meeting of shareholders in Hamilton, Bermuda.

A slate of seven directors composed of William P. Stewart, John C. Russell, Richard C. Breeden, Dr. Edgar H. Brunner, Henry B. Smith, Heinrich Spangler, and Richard D. Spurling was re-elected to the Board of Directors. A proposal that the maximum number of directors be maintained at ten, and that the directors of the Company be authorized to appoint new directors either to fill vacancies occurring in the Board of Directors or to act as additional directors, was also approved.

In other action, the shareholders also re-appointed PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ended 31 December 2003 and until the close of the Annual General Meeting of the Company for 2004.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol:WPL) and on the Bermuda Stock Exchange (symbol:WPS).

For more information, please visit the Company's website at www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com .

                                      # # #



             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda